Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

THE PBSJ CORPORATION

1. The name of the corporation is The PBSJ Corporation (the “Corporation”).

2. In accordance with the provisions of Section 607.10025 of the Florida Business Corporation Act, on January 19, 2010, Board of Directors of the Corporation approved a three-for-one division of the Corporation’s issued and outstanding Common Stock, Class A, $0.00067 par value per share (the “Class A Common Stock”), and, in connection therewith, an amendment to the Amended and Restated Articles of Incorporation of the Corporation, and no shareholder action was required in accordance with Section 607.10025(2) of the Florida Business Corporation Act.

3. The amendment to the Amended and Restated Articles of Incorporation of the Corporation being effected hereby does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.

4. Upon the effective date of the division, (i) the 15,000,000 shares of Class A Common Stock which the Corporation was authorized to issue prior to the division are to be divided into 45,000,000 shares of Class A Common Stock and each share of Class A Common Stock issued and outstanding immediately prior to the division shall be divided into three shares of Class A Common Stock; (ii) the 5,000,000 shares of Class B Common Stock, $0.00067 par value per share (the “Class B Common Stock”) which the Corporation was authorized to issue prior to the division are to be divided into 15,000,000 shares of Class B Common Stock, none of which are presently outstanding and (iii) the 10,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”) which the Corporation was authorized to issue prior to the division are to be divided into 30,000,000 shares of Preferred Stock, none of which was are presently outstanding.

5. The amendment to the Amended and Restated Articles of Incorporation of the Corporation as approved by the Board of Directors of the Corporation and as effected hereby, is that the text of Section 3.1 of Article III of the Amended and Restated Articles of Incorporation of the Corporation is hereby amended, effective as of the Effective Time (as defined below), in its entirety to read as follows:

“3.1 Authorized Stock

The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is ninety million (90,000,000) shares, consisting of:

(a) Sixty million (60,000,000) shares of Common Stock, par value $0.00067 per share (the “Common Stock”), which shall be divided into forty-five million (45,000,000) shares of Class A Common Stock (“Class A Common Stock”) and fifteen million (15,000,000) shares of Class B Common Stock and

(b) Thirty million (30,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).”

6. This amendment shall become effective at 5:00 P.M., Eastern Time, on April 15, 2010 (the “Effective Time”).

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IN WITNESS WHEREOF, the undersigned duly-authorized officer of the Corporation has executed these Articles of Amendment as of April 12, 2010.

THE PBSJ CORPORATION

By:	/s/ Benjamin P. Butterfield
Name:	Benjamin P. Butterfield
Title:	Senior Vice President, General Counsel and Secretary